[Cole Credit Property Trust II, Inc. Letterhead]
January 9, 2006
Securities and Exchange Commission
Main Filing Desk
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:	Cole Credit Property Trust II, Inc.
Registration No. 333-121094
Ladies and Gentlemen:
     In response to the comments of the Staff set forth in the Securities and Exchange Commission’s letter dated January 3, 2006, Cole Credit Property Trust II, Inc. (the “Company”) hereby acknowledges:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Best Regards,
/s/ Blair D. Koblenz
Blair D. Koblenz
Executive Vice President and Chief Financial Officer